BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

  www.barnettandlinn.com

WILLIAM B. BARNETT	TELEPHONE: 818-436-6410
Attorney/Principal	FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

January 22, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Forex Development Corporation (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated January 17, 2018 (“Comment Letter”). We have also, revised the Registration Statement in accordance with oral comments received on January 18, 2017 from Mr. Bernard Nolan.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Summary, Page 3

1. In accordance with your comment we have added disclosure regarding the Registrant’s cryptocurrency-related solutions on page 16.

Risk Factors, page 6

2. In accordance with your comment we have deleted the last risk factor on page 7.

Liquidity and Capital Resources, page 23

3. In accordance with your comment we have revised the Registrant’s expected expenditures, including $150,000 for software to be approximately 400,000 over the next 12 months.

Executive Compensation, page 27

4. In accordance with your comment we have added disclosure to explain that no performance-based bonuses have been awarded.

5. In accordance with your comment we have substantially revised the Summary Compensation Table and footnotes on page27, to clarify compensation to our officers.

6. In accordance with your comments we have added a Risk Factor regarding the independent contractor status of four of our executives. We have also added the time spent on the Registrant’s business and that there are no written consulting agreements with such executives.

Security Ownership of Certain Beneficial Owners and Management, page 28

7. In accordance with your comment we have revised this disclosure and have provided two ownership tables, one for the common stock and one for the preferred stock.

Certain Relationships and Related Transactions, page 28

8. In accordance with your comment we have added disclosure regarding the Registrant’s founders on page 73.

9. In accordance with your comment we have added disclosure on page 73 regarding the issuances of common stock and preferred stock to our founders.

9. In accordance with your comment we have added the disclosure required by Item 404 for the sale of securities to the founder’s mother and brother.

Consolidated Financial Statements, page 51

10. In accordance with your comments we clearly labelled the cash flow statement as “unaudited”.

Recent Sales of Unregistered Securities, page 73

11. In accordance with your comment we have added disclosure regarding the issuance of stock to Ms. Reed and Messrs. Platt and Bronnikov.

We believe that we have responded to all your comments both written and oral, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO